UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                             Wm. Wrigley Jr. Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

       Common Stock (no par value) and Class B Common Stock (no par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

          982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William J. Hagenah
                     315 Warwick Road, Kenilworth, IL 60043
                                 (312) 732-8432
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                March 8, 1999 (See Item 3)
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   No Exhibits

                                  SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------
________________________________________________________________________________
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         William J. Hagenah, Jr., Trustee of various funds under the Will of Philip K. Wrigley and the Will of Helen A. Wrigley
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/ /
                                                                        (b)/ /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS*
         N/A
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois
________________________________________________________________________________
                            7       SOLE VOTING POWER*
NUMBER OF SHARES                    4,836,469 shares of Common Stock and
  BENEFICIALLY                      2,588,508 shares of Class B Common Stock
   OWNED BY                _____________________________________________________
     EACH                   8       SHARED VOTING POWER
   REPORTING                        0
    PERSON                 _____________________________________________________
     WITH                   9       SOLE DISPOSITIVE POWER
                                    4,836,469 shares of Common Stock and
                                    2,588,508 shares of Class B Common Stock
                           _____________________________________________________

                           10       SHARED DISPOSITIVE POWER
                                    0
________________________________________________________________________________
11       AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,836,469 shares of Common Stock and 2,588,508 shares of Class B
         Common Stock
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                          / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.33% of shares of Common Stock and
         11.68% shares of Class B Common Stock
________________________________________________________________________________
14       TYPE OF REPORTING PERSON*
         00
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                  SCHEDULE 13D


--------
* Includes 5,389 shares of Common Stock and 2,364 shares of Class B Common Stock held by the filing person individually.

                                  SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------
________________________________________________________________________________
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         William J. Hagenah, Jr., Co-Trustee of various funds under the Will of Philip K. Wrigley and the Will of Helen A. Wrigley
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/ /
                                                                        (b)/ /
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS*
         N/A
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois
________________________________________________________________________________
                            7       SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                      0
   OWNED BY                _____________________________________________________
     EACH                   8       SHARED VOTING POWER
   REPORTING                        12,841,947 (Common Stock) and
    PERSON                          7,296,147 (Class B Common Stock
     WITH                  _____________________________________________________
                            9       SOLE DISPOSITIVE POWER
                                    0
                           _____________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                    12,841,947 (Common Stock) and
                                    7,296,147 (Class B Common Stock)
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,841,947 shares of Common Stock and
         7,296,147 shares of Class B Common Stock
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                          / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.15% of shares of Common Stock and
         32.93% shares of Class B Common Stock
________________________________________________________________________________
14       TYPE OF REPORTING PERSON*
         00
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                  SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------

Item 1.  Security and Issuer

         The classes of equity securities to which this statement relates are Common stock, no par value, and Class B Common Stock, no par value, of the Wm. Wrigley Jr. Company (the "Company"), whose principal executive offices are located at 410 North Michigan Avenue, Chicago, Illinois 60611. The Class B Common Stock is not traded on any exchanges or over-the-counter, is restricted as to transfer or other disposition, and is convertible into Common Stock on a share-for-share basis. Upon the conversion, the resulting shares of Common Stock are freely transferable and publicly traded.

Item 2.  Identity and Background

(a)  Name:                 William J. Hagenah, Jr.
                           c/o William J. Hagenah

(b)  Business Address:     315 Warwick Road
                           Kenilworth, IL 60045

(c)  Principal Occupation: Retired

(d), (e) and (f) Mr. Hagenah, Jr. is a citizen of the United States of America. During the previous five years, Mr. Hagenah has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 8, 1999, Mr. William Wrigley passed away. Under various trusts, Mr. William J. Hagenah, Jr. became sole trustee of the shares of Common Stock and Class B Common Stock reported herein on page 2 and Co-Trustee of the shares of Common Stock and Class B Common Stock reported herein on page 3. Since March 8, 1999, William Wrigley, Jr. has assumed voting and dispositive authority over the shares of Common Stock and Class B Common Stock that are the subject of this report, other than the shares indicated as economically, beneficially owned by the reporting person. On January 18, 2001, the reporting person filed an amended complaint for declaratory judgment and other relief against William Wrigley, Jr. and naming as defendants all beneficiaries of the funds for which the reporting person is sole Trustee. The amended complaint seeks a determination as to the authority over the Wrigley Company shares held by the reporting person as sole trustee and other relief.

Item 4.  Purpose of the Transaction.

         See item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a) 17,678,416 shares of Common Stock (19.48% of Common outstanding) 9,884,655 shares of Class B Common Stock (44.61% of Class B Common Stock outstanding) Includes 5,389 shares of Common Stock and 2,364 shares of Class B Common Stock held by the filing person individually.

(b)      Sole power to vote
         4,836,469 shares of Common Stock (5.33%)
         2,588,508 shares of Class B Common Stock (11.68%)

         Shared power to vote
         12,841,947 (14.15%)
         7,296,147 (32.93%)

         Sole power to dispose 4,836,469 shares of Common Stock (5.33%) 2,588,508 shares of Class B Common Stock (11.68%)

         Shared power to dispose
         12,841,947 (14.15%)
         7,296,147 (32.93%)

Power to vote and dispose is shared with William Wrigley, Jr. and Alison Wrigley Rusack. Item 2 information for Mr. Wrigley is contained in his Schedule 13D filing. No information is available for Alison Wrigley Rusack.

(c)      None

(d)      None

(e)      Not applicable

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable

Item 7.  Materials to Be Filed as Exhibits.

         Not applicable

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18, 2001              /s/ William J. Hagenah, Jr.
                                      ------------------------------------------
                                      William J. Hagenah, Jr., Trustee and
                                      Co-Trustee of various funds under the Will
                                      of Philip K. Wrigley and the Will of Helen
                                      A. Wrigley